UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Sears Hometown and Outlet Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812362101

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,324,696
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,324,696
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,894,569
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of June 21, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2019 that was filed by the Issuer with the Securities and Exchange Commission on June 21, 2019.

CUSIP No. 812362101

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,324,696
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,324,696
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,894,569
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of June 21, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2019 that was filed by the Issuer with the Securities and Exchange Commission on June 21, 2019.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,324,696
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,324,696
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,894,569
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of June 21, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2019 that was filed by the Issuer with the Securities and Exchange Commission on June 21, 2019.

CUSIP No. 812362101

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,894,569
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,324,696
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,894,569
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.8% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of June 21, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2019 that was filed by the Issuer with the Securities and Exchange Commission on June 21, 2019.

This Amendment No. 18 to Schedule 13D (this “Amendment No. 18”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Sears Hometown and Outlet Stores, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 18 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 18, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously filed with the Securities and Exchange Commission (“SEC”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“Through various open market sales between August 5, 2019, and August 16, 2019, Partners divested beneficial ownership for purposes of Section 13(d) of the Act of an aggregate of 332,029 shares of Common Stock that were held in the Liability Accounts controlled by Partners or its designee that were established on behalf of, and for the benefit of, those Redeeming Limited Partners that previously redeemed all of their interest in Partners in lieu of Partners withholding a reasonable reserve from the amounts that would have otherwise been distributable to such Redeeming Limited Partners for the purpose of satisfying the relevant Redeeming Limited Partner’s share of any contingent liabilities of, or claims against, Partners. These divestures of Common Stock were made at the direction and for the benefit of these Redeeming Limited Partners.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of August 16, 2019, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	12,894,569	(1)(2)	56.8	% (3)	4,324,696	(2)	0	4,324,696	(2)	8,569,873	(1)
RBS Partners, L.P.	12,894,569	(1)(2)	56.8	% (3)	4,324,696	(2)	0	4,324,696	(2)	8,569,873	(1)
ESL Investments, Inc.	12,894,569	(1)(2)	56.8	% (3)	4,324,696	(2)	0	4,324,696	(2)	8,569,873	(1)
Edward S. Lampert	12,894,569	(1)(2)	56.8	% (3)	12,894,569	(1)(2)	0	4,324,696	(2)	8,569,873	(1)

(1)

This number includes 8,569,873 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities held by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)

This number includes 3,864,516 shares of Common Stock held by Partners and 460,180 shares of Common Stock held in the Liability Accounts controlled by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(3)

This is based upon 22,702,132 shares of Common Stock outstanding as of June 21, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2019 that was filed by the Issuer with the Securities and Exchange Commission on June 21, 2019.

(c) Other than as set forth on Annex B, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2019	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOMETOWN AND OUTLET STORES, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed		Price Per Share
ESL Partners, L.P.	08/05/2019	Open Market Sales	22,602	(1)	$2.51
ESL Partners, L.P.	08/08/2019	Open Market Sales	64,101	(1)	$2.63
ESL Partners, L.P.	08/09/2019	Open Market Sales	45,201	(1)	$2.65
ESL Partners, L.P.	08/12/2019	Open Market Sales	495	(1)	$2.60
ESL Partners, L.P.	08/13/2019	Open Market Sales	24,688	(1)	$2.51
ESL Partners, L.P.	08/14/2019	Open Market Sales	76,642	(1)	$2.50
ESL Partners, L.P.	08/15/2019	Open Market Sales	61,500	(1)	$2.54
ESL Partners, L.P.	08/16/2019	Open Market Sales	36,800	(1)	$2.55

(1)

Represents the number of shares of common stock, par value $0.01 per share (the “Common Stock”), of Sears Hometown and Outlet Stores, Inc., over which ESL Partners, L.P. (“Partners”) divested beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, following open market sales of shares of Common Stock held in separate accounts controlled by Partners or its designee that were established on behalf of, and for the benefit of, those limited partners that previously redeemed all of their interest in Partners (the “Redeeming Limited Partners”) in lieu of Partners withholding a reasonable reserve from the amounts that would have otherwise been distributable to such Redeeming Limited Partners for the purpose of satisfying the relevant Redeeming Limited Partner’s share of any contingent liabilities of, or claims against, Partners.